

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 22, 2009

Mr. Leroy Haltermann
President
Brinx Resources Ltd.
820 Piedra Vista Road NE
Albuquerque, New Mexico 87123

> **Re:** **Brinx Resources, Ltd.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 333-102441**

Dear Mr. Haltermann:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Controls and Procedures, page 20

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of October 31, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. We note that you have included various representations and terms in your disclosures under this heading that are not consistent with the current reporting requirements.

    For example, you discuss "internal controls" without differentiating between "disclosure controls and procedures" and "internal control over financial reporting." These terms are defined in Rules 15d-15(e) and 15d-15(f) of Regulation 15D; the related disclosure requirements are prescribed under Items 307 and 308 of Regulation S-K.

    In addition, your disclosure indicating there were no changes in internal controls *subsequent* to the date of your evaluation, appears to relate to an earlier requirement that has been replaced with a requirement for disclosure about changes in internal control over financial reporting during the most recently completed fiscal quarter. We see that you have the new disclosure while continuing to include the outdated disclosure.

Finally, you describe a material weakness in your internal control over financial reporting that was identified in conjunction with your evaluation of the effectiveness of your disclosure controls and procedures. You are required to conduct evaluations of both "disclosure controls and procedures" and "internal control over financial reporting" to comply with Rules 15d-15(b) and 15d-15(c) of Regulation 15D.

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

General

3.   Please correct the reporting in the interim reports filed subsequent to your annual report as necessary to comply with the applicable portions of the preceding comments.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief